Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Reconstitution of the Company’s Board of Directors, Acquisition of Additional Greenfire Securities by WEF and Continuation of the Strategic Review

CALGARY, ALBERTA – December 23, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), today announced a reconstitution of Greenfire’s Board of Directors (the “Board”), the termination of the amended and restated Shareholder Rights Plan dated December 7, 2024 (the “Second Rights Plan”) and the acquisition of additional Greenfire Securities by Waterous Energy Fund (“WEF”). Concurrently, Greenfire and WEF have executed an agreement (the “Investor Agreement”) under which WEF has agreed to continue the Company’s Strategic Review process and withdraw its November 18, 2024 shareholder meeting requisition.

Reconstituted Board of Directors

Under the terms of the Investor Agreement, Matthew Perkal, Robert Logan and Jonathan Klesch have agreed to resign from the Board. The resignations of Mr. Perkal, Mr. Logan and Mr. Klesch are effective immediately. All six nominees proposed by WEF as part of its November 18, 2024 shareholder meeting requisition (Adam Waterous, Andrew Kim, David Roosth, Henry Hager, Brian Heald and David Knight Legg) will be appointed to the Board, effective immediately, with Mr. Waterous serving as Chairman of the Board. Mr. Heald and Mr. Knight Legg are considered independent directors.

Tom Ebbern, who joined the Board on December 9, 2024, will remain on the Board and has been appointed Lead Director. Under the terms of the Investor Agreement, WEF has agreed to vote in favor of Mr. Ebbern at the May 6, 2025 shareholder meeting. Derek Aylesworth will remain on the Board but in accordance with the terms of the Investor Agreement will not be nominated for re-election at the May 6, 2025 shareholder meeting.

WEF Acquires Additional Greenfire Securities

Under the terms of the Investor Agreement, Greenfire has terminated the Second Rights Plan and WEF has agreed to withdraw its shareholder meeting requisition. All outstanding rights issued under the Second Rights Plan will be void and of no effect.

Following the termination of the Second Rights Plan, WEF today acquired all the common shares and warrants of Greenfire (the “Greenfire Securities”) held by Brigade Capital Management LP and M3-Brigade Sponsor III LP (collectively, “Brigade”), increasing WEF’s interest to 56.5% of the issued and outstanding common shares in the Company. The Brigade common shares were acquired by WEF at a price of US$7.83 per share. Brigade will no longer be entitled to a nominee on the Board as a result of the sale by Brigade of all its Greenfire Securities to WEF.

Strategic Review Process

The Company and WEF have agreed to continue Greenfire’s strategic review process (the “Strategic Review”), with support from WEF through to the May 6, 2025 shareholder meeting. The Strategic Review will continue to evaluate a wide range of alternatives with a focus on enhancing value for all Greenfire shareholders. The Strategic Review will remain under the oversight of the special committee of the Board, which will be led by Mr. Ebbern, alongside Mr. Aylesworth, Mr. Heald and Mr. Knight Legg. Greenfire intends to appoint a new financial advisor to support the Strategic Review Process to replace TD Securities.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, expectations and assumptions in respect of the following matters: the intent of the Special Committee to continue to evaluate a wide range of alternatives with a focus on enhancing value for all shareholders as part of the strategic review; the timing of the conclusion of the Strategic Review; the requirement of WEF to vote for Mr. Ebbern at the 2025 annual meeting of shareholders; and the intent of Greenfire to appoint a new financial advisor.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including that the strategic alternatives process will result in a transaction that enhances value for shareholders; and that the proposed nominees for the 2025 annual meeting of shareholders of Greenfire will be willing or able to be nominated at such meeting. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.